UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

MDXHEALTH SA

On August 11, 2026, MDxHealth SA (the “Company”) entered into Securities Purchase Agreements with (the “Securities Purchase Agreements”) with several institutional investors for the issuance and sale of an aggregate of 44,052,862 of the Company’s ordinary shares, no nominal value (the “ordinary shares”), at a purchase price per share of $0.454 (the “Registered Direct Offering”).The ordinary shares were offered directly to the investors without a placement agent, underwriters, broker or dealer.

The Registered Direct Offering closed on August 13, 2026. The net proceeds from the offering, before deducting the offering expenses payable by the Company, were approximately $20.0 million. The Company intends to use the net proceeds for working capital and general corporate purposes, including to fund the Company’s product development efforts and expansion of its commercialization activities.

The Securities Purchase Agreements contain customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

The ordinary shares were offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-292463) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 29, 2025 and amended on February 11, 2026 and declared effective by the SEC on February 11, 2026. The ordinary shares issued in the Registered Direct Offering were offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

The foregoing summary of the Securities Purchase Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the form of Securities Purchase Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein.  A copy of the opinion of Baker McKenzie BV/SRL relating to the legality of the ordinary shares to be issued in the Registered Direct Offering is filed as Exhibit 5.1 hereto.

On August 13, 2026, the Company amended its Articles of Association to account for a capital increase of 44,052,862 new shares. A copy of the English translation of the amended Articles of Association as of August 13, 2026 is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The post-Registered Direct Offering total number of outstanding ordinary shares of the Company will be 95,417,382.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-280606 and File No. 333-292463) and Form S-8 (File No. 333-294873), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
3.1	Articles of Association of MDxHealth SA, as of August 13, 2026 (English Translation)
5.1	Opinion of Baker McKenzie BV/SRL
10.1	Form of Securities Purchase Agreement
23.1	Consent of Baker McKenzie BV/SRL (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: August 13, 2026	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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